24 September 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 110,500 Reed Elsevier PLC ordinary shares at a price of 985.785p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 129,585,935 ordinary shares in treasury, and has 1,140,343,842 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 30,139,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 64,000 Reed Elsevier NV ordinary shares at a price of €17.6649 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,843,244 ordinary shares in treasury, and has 660,784,554 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 17,448,051 shares.